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EXHIBIT 99.1

WAVECOM S.A.

Certification Pursuant To
18 U.S.C. Section 1350,
As Adopted Pursuant To
Section 906 of the Sarbanes-Oxley Act of 2002

        In connection with the Annual Report of Wavecom S.A. (the "Company") on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission (the "Report"), I, Aram Hékimian, Chief Executive Officer of the Company, certify, pursuant to Section 1350 of Chapter 63 of Title 18, United States Code, that this Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 21, 2003	By:	/s/ ARAM HÉKIMIAN Aram Hékimian Chief Executive Officer (Principal Executive Officer)

        A signed original of this written statement required by Section 906 has been provided to Wavecom S.A. and will be retained by Wavecom S.A. and furnished to the Securities and Exchange Commission or its staff upon request.

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  EXHIBIT 99.1